Third Quarter 2021 Earnings Presentation November 17, 2021

Disclaimer

This presentation contains forward-looking statements that can be identified by the use of words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate" and "potential," among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission (the "SEC") from time to time, including in the section titled "Risk Factors" in our most recent form F-1 and 424(b) prospectus and form 20-F. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.vincipartners.com/financials/sec-filings.

We have prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection w ith any contract or commitment whatsoever.

This presentation also includes certain non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards ("IFRS") results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this presentation.

2

Presenters Alessandro Horta Chief Executive Officer Bruno Zaremba Head of Private Equity & Investor Relations Sergio Passos Chief Operating Officer & Chief Financial Officer 3

Opening Remarks

Vinci Partners’ resilient business model continues to deliver solid AUM growth and strong financial results We continue to deliver strong results across the board backed by management and advisory fees FRE R$63.1mm 3Q ' 21 +74% YoY Which translates into substantial amounts of free cash flow After - tax DE R$61.7mm 3Q ' 21 +137% YoY Our business is profitable and growing, with strong operating leverage FRE Margin 53.5% 3Q ' 21 +310 bps YoY DE Margin 46 .6% 3Q ' 21 +1,200 bps YoY We are focused on generating value for our shareholders. Quarterly Dividend US$0.16 per share R$61. 7 mm Total capital returned to shareholders³ 100% DE 3Q ' 21 AUM¹ reached R$58bn in the 3Q ' 21, a 19% increase year - over - year , and continues to expand at an accelerated pace, with a 35% CAGR² since 2018² . R$58bn AUM¹ 2 6 11 15 17 18 20 19 21 24 35 48 54 50 58 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 3Q'21 AUM (R$bn) AUM DC¹ (R$bn) CAGR²: 32% See notes and definitions at end of document CAGR²: 35% +R$ 2.6bn 3Q ' 21 Fundraising 5

Financial Highlights

Third Quarter 2021 Segment Earnings (Unaudited)

(R$ thousands, unless mentioned)	3Q'20	3Q'21	Δ (%)	3Q'20 YTD	3Q'21 YTD	Δ (%)
Net revenue from management fees	71,517	92,855	30%	195,241	269,476	38%
Net revenue from advisory fees	330	25,163	7,525%	22,781	46,607	105%
Total Fee Related Revenues	**71,847**	**118,018**	**64%**	**218,022**	**316,083**	**45%**
Segment personnel expenses	(3,456)	(5,600)	62%	(10,296)	(16,225)	58%
Other G&A expenses	(2,152)	(5,163)	140%	(8,686)	(12,795)	47%
Corporate center expenses	(14,312)	(18,149)	27%	(40,918)	(56,957)	39%
Bonus compensation related to management and advisory[1]	(15,740)	(25,994)	65%	(44,337)	(61,602)	39%
Total Fee Related Expenses	**(35,659)**	**(54,906)**	**54%**	**(104,236)**	**(147,580)**	**42%**
FEE RELATED EARNINGS (FRE)	**36,188**	**63,112**	**74%**	**113,786**	**168,503**	**48%**
FRE Margin (%)	*50.4%*	*53.5%*		*52.2%*	*53.3%*	
FRE per share[2] (R$/share)	*0.64*	*1.12*		*2.00*	*2.97*	
Net revenue from performance fees	1,697	5,610	231%	17,258	34,185	98%
Performance based compensation[3]	(391)	(1,798)	360%	(5,661)	(12,907)	128%
PERFORMANCE RELATED EARNINGS (PRE)	**1,306**	**3,812**	**192%**	**11,597**	**21,278**	**83%**
PRE Margin (%)	*77.0%*	*68.0%*		*67.2%*	*62.2%*	
(-) Unrealized performance fees	1,678	7,036	319%	(5,046)	(2,451)	-51%
(+) Unrealized performance compensation	(609)	(2,258)	271%	1,833	872	-52%
(+) Realized GP investment income	(9)	1,421	N/A	30	1,878	6160%
SEGMENT DISTRIBUTABLE EARNINGS	**38,554**	**73,123**	**90%**	**122,200**	**190,081**	**56%**
Segment DE Margin (%)	*51.3%*	*55.4%*		*53.1%*	*54.4%*	
(+) Depreciation and amortization[4]	-	925	N/A	-	2,790	N/A
(+) Realized financial income	49	315	543%	2,018	19,198	851%
(-) Leasing expenses	(3,004)	(3,065)	2%	(9,116)	(9,328)	2%
(-) Other items	(62)	775	N/A	541	(459)	N/A
(-) Income taxes (excluding related to unrealized fees and income)	(9,533)	(10,330)	8%	(28,827)	(38,562)	34%
DISTRIBUTABLE EARNINGS (DE)	**26,004**	**61,743**	**137%**	**86,816**	**163,719**	**89%**
DE Margin (%)	*34.6%*	*46.6%*		*37.4%*	*44.4%*	
DE per share (R$/share)[5]	*0.46*	*1.09*		*1.53*	*2.89*	

For comparison purposes only, FRE and DE per share indicated for 3Q'20 and 3Q'20 YTD are calculated considering Vinci Partners' post-IPO share count of 56,913,588.
See notes and definitions at end of document

7

VINCI partners

▪ Fee - related revenues (management and advisory fees) of R$118.0 million in the quarter, up 64 % year - over - year. x Fee - related revenues of R$ 316 .1 million in the 3Q'21 YTD, up 45 % year - over - year. ▪ Fee - Related Earnings (“FRE”) of R$ 63 .1 million (R$1.12/share) in the quarter, up 74 % year - over - year. x FRE was R$168.5 million in the 3Q'21 YTD, up 48 % year - over - year. ▪ Distributable Earnings (“DE”) of R$ 61 .7 million (R$1.09/share) in the quarter, up 137% year - over - year. x DE was R$163.7 million in the 3Q'21 YTD, up 89 % year - over - year. ▪ Total assets under management (“AUM”) of R$58.0 billion, up 19 % year - over - year. ▪ Fee - Earning AUM (“FEAUM”) of R$55.7 billion, up 21 % year - over - year. ▪ Performance fee - eligible AUM (“PEAUM”) of R$35.5 billion at the end of the quarter. ▪ Net inflows of R$2.0 billion in the quarter and R$5.7 billion over the 3Q ' 21 YTD. ▪ Net capital subscriptions of R$638.0 million in quarter and R$2.6 billion over the 3Q ' 21 YTD. ▪ Net cash and investments of R$1.5 billion (R$25.94/share) at the end of the quarter. Third Quarter 2021 Highlights Financial Measures Capital Metrics Capital Returned to Shareholders ▪ Quarterly dividend of US$0.16 per common share payable on December 16, 2021. ▪ R$61.7 million to be distributed to shareholders through dividends and share repurchases, effectively returning 100% of the Distributable Earnings generated in the 3Q ' 21. 8

▪ Net Inflows of R$2.0 billion in the quarter , with highlights to our IP&S and Credit strategies. ▪ R$1.9 billion raised in IP&S, coming primarily from new exclusive mandates. ▪ R$223 million raised in Private Credit funds. ▪ Net Inflows accounted for R$5.7 billion in the year - to - date , with highlights to IP&S and Hedge Funds strategies. ▪ AUM was impacted by negative R$1.6 billion from funds' depreciation, coming mostly from Public Equities, due to a 13% decline in the Brazilian stock market index (Ibovespa) during the quarter. Strong fundraising of R$2.6 billion outweighed AUM depreciation derived from volatile markets in the quarter Resilient AUM growth in the quarter 2Q ' 21 3Q ' 21 Net Capital Subscriptions Net Inflows Appreciation/ Depreciation 56.9 0.6 2.0 (1.6) 58.0 AUM Rollforward – Quarter - to - date (R$bn) AUM Rollforward – Year - to - date (R$bn) 3Q ' 21 Net Capital Subscriptions Net Inflows Appreciation/ Depreciation 4Q ' 20 58.0 49.8 2.6 5.7 (0.1) Net Capital Subscriptions Net Inflows AUM Appreciation/ Depreciation ▪ During the 3Q'21 we raised R$638 million in net capital subscriptions within Private Markets and a new strategy within IP&S. ▪ VISC11, our listed shopping mall REIT, raised R$364 million through a pay in kind stock transaction. ▪ VIAS, our Infrastructure fund for Water and Sewage, raised R$128 million in its second closing. ▪ VSP, or Vinci Strategic Partners, IP&S’ new fund of funds focused on private markets allocation, raised R$61 million in its first closing. ▪ Private Markets strategies raised R$2.6 billion in additional long - term capital for the platform in the year - to - date. 9

AUM is growing across the platform… ▪ Total assets under management (AUM) of R$58.0 billion, up 19% year - over - year, driven by strong fundraising across Private Market strategies and exclusive mandates in IP&S. Liquid Strategies’ AUM was impacted by market depreciation, following losses in the local stock market duri ng the quarter. ▪ Total Fee - Earning AUM (FEAUM) of R$55.7 billion, up 21% year - over - year. ▪ Long - term AUM¹ of R$26.7 billion, up 14% year - over - year, representing approximately 46% of total AUM. Perpetual AUM currently ac counts for 25% of Long - term AUM¹. AUM 3Q ' 20 vs 3Q ' 21 ( R$bn ) Fee - Earning AUM 3Q ' 20 vs 3Q ' 21 ( R$bn ) Long - Term AUM¹ 3Q ' 20 vs 3Q ' 21 ( R$bn ) 19 22 15 13 15 24 49 58 3Q'20 3Q'21 Private Markets Liquid Strategies IP&S 17 20 15 12 14 24 46 56 3Q'20 3Q'21 Private Markets Liquid Strategies IP&S 17 18 1 2 5 7 23 27 3Q'20 3Q'21 5-10 years 10+ years Perpetual or quasi-perpetual + 19% + 21% + 14% See notes and definitions at end of document 10

24% 10% 4% 6% 23% 16% 6% 12% Private Equity Real Estate Credit Infrastructure IP&S Public Equities Hedge Funds Advisory 19% 9% 5% 4% 41% 17% 5% AUM 3Q ' 21 Our AUM base favors alpha - driven strategies, while our revenue profile is management fee - centric … and is highly diversified across different strategies and clients 43 % of net revenues come from private market strategies ² 46 % of AUM is in long term products ¹ AUM diversified across five different distribution channels 36% 23% 22% 10% 9% Local Institucional HNWI Institutional Offshore Allocators & Distributors Public market vehicles AUM 3Q ' 21 Net Revenues 3Q'21 YTD See notes and definitions at end of document 11

Significant exposure to performance fee-eligible AUM

Vinci holds a strong position for future realization of performance fees with over R$7 billion in PEAUM coming from preferred return funds with carried interest

- Total Performance fee eligible AUM (PEAUM) of R$35.5 billion.
- Hurdle rate funds charge performance based on the fund's return over its benchmark, generally with a high-watermark clause, except for the SWF mandate in Public Equities.
- Within our Private Market strategies, R$7 billion in AUM comes from "preferred return" funds with carried interest, that are still in investment period.



PEAUM
R$36 bn
25%
24%
21%
9%
8%
8%
5%
Private Equity
IP&S
Public Equities
Real Estate
Hedge Funds
Credit
Infrastructure

PERFORMANCE FEE ELIGIBLE AUM (PEAUM)				
Strategy/Fund	AUM R$mm	Index type	Index Rate	Status
Offshore Vehicles	3,012	Preferred Return w/ Catch- Up[2]	USD + 8%	Within investment period
Onshore Vehicles	1,844	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8%	Within investment period
Nordeste III	224	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8.5%	Currently generating performance
Others	3,915			Not expected to pay performance
Total Private Equity	**8,995**			
Vinci Valorem	3,062	Hurdle[3]	IMAB 5[6]	Currently generating performance
Separate Mandates	2,209	Hurdle[3]	IBOV[7] + alpha	Currently generating performance
International[1]	1,413			Currently generating performance
Commingled Funds	776	Hurdle[3]	IBOV[7] + alpha	Currently generating performance
Others	1,158			Currently generating performance
Total IP&S	**8,618**			
SWF	4,917	Hurdle[3]	FTSE[8]	Currently generating performance
Mosaico Strategy	1,628	Hurdle[3]	IBOV[7]	Currently generating performance
Vinci Gas Dividendos	619	Hurdle[3]	IBOV[7]	Currently generating performance
Others	424			Currently generating performance
Total Public Equities	**7,588**			
Listed REITs	2,580	Hurdle[3]	IPCA[5] + 6%	Currently generating performance
Listed REITs	212	Hurdle[3]	IFIX[9]	Currently generating performance
VFDL	379	Preferred Return[4]	IPCA[5] + 6%	Within investment period
Others	10	Hurdle[3]	IFIX[9]	Currently generating performance
Total Real Estate	**3,181**			
Vinci Multiestratégia	929	Hurdle[3]	CDI[10]	Currently generating performance
Atlas Strategy	636	Hurdle[3]	CDI[10]	Currently generating performance
Vinci Total Return	224	Hurdle[3]	IPCA[5] + Yield IMAB[11]	Currently generating performance
Others	921			Currently generating performance
Total Hedge Funds	**2,709**			
VCI II	690	Preferred Return[4]	IPCA[5] + 6%	Within investment period
VES	591	Preferred Return[4]	IPCA[5] + 6%	Within investment period
VCM FIM	291	Preferred Return[4]	IPCA[5] + 5%	Within investment period
VCS	52	Hurdle[3]	IPCA[5] + 5%	Within investment period
Energia FIM	251	Hurdle[3]	CDI[10]	Currently generating performance
VCI I	304			Not expected to pay performance
Others	588			Currently generating performance
Total Credit	**2,767**			
VIAS	379	Preferred Return[4]	IPCA[5] + 6%	Within investment period
FIP Infra Transmissão	125	Preferred Return[4]	IPCA[5] + 8%	Currently generating performance
Others	1,186			Not expected to pay performance
Total Infrastructure	**1,690**			
PEAUM TOTAL	**35,548**			

See notes and definitions at end of document

12
VINCI partners

Fee related revenues are expanding alongside AUM growth

Management fees remain the main contributor to revenues, accounting for 77% of total revenues in the 3Q'21 YTD.

- Fee related revenues, composed of management and advisory fees, totaled R$118.0 million in the quarter, up 64% year-over-year, and R$316.1 million in the 3Q'21 YTD, up 45% when compared to the 3Q'20 YTD.
- Management fee revenues reached R$92.9 million in the quarter, up 30% year-over-year, following strong fundraising and growth in fee-paying AUM across Private Markets and IP&S funds.
- Advisory fees accounted for R$25.2 million in the quarter. In the year-to-date, Advisory fees totaled R$46.6 million, up 105% year-over-year, driven by strong deal activity in 2021.

Management and Advisory fees 3Q'21 vs. 3Q'20 (R$mm)


+ 64%
72
72
118
25
93
3Q'20
3Q'21
Management fees
Advisory fees

Management and Advisory fees 3Q'21 YTD vs. 3Q'20 YTD (R$mm)


+ 45%
218
23
195
316
47
269
3Q'20 YTD
3Q'21 YTD
Management fees
Advisory fees

13

Operating Expenses

- Total operating expenses of R$56.7 million in the quarter, up 57% year-over-year.
- This increase was in part driven by new recurring costs related to becoming a public company[1] in January 2021, which accounted for R$2.9 million of expenses in the quarter. On a comparable basis, excluding costs related to being a public company, expenses were up 49% year-over-year.
- Additionally, 3Q'21 expenses were impacted by R$2.2 million related to a new branding project[2] to take place throughout 2021.

Total Expenses 3Q'21 vs. 3Q'20 (R$mm)



+57% YoY
+49% ex-Public company costs
36
2
3
14
16
57
3
5
5
17
28
3Q'20
3Q'21
Bonus compensation
Corporate center
Segment Personnel expenses
Other G&A
Public company new recurring costs

Public company new recurring costs[1] (R$mm)



R$2.9 mm
8%
33%
59%
Change in compensation structure
Board and Support teams hirings
Third-party services

See notes and definitions at end of document

14
VINCI partners

Fee Related Earnings (FRE)

- Fee Related Earnings (FRE) of R$63.1 million (R$1.12/share) in the quarter, up 74% year-over-year, driven by the robust growth in management fees across all segments and higher advisory fees in the quarter. FRE was R$168.5 million (R$2.97/share) in the 3Q'21 YTD, up 48% when compared to the 3Q'20 YTD.
- Comparable FRE[1] margin, disregarding new public company costs[2] and a one-off branding project[3], would be 58% at the end of the quarter, compared to 50% in the 3Q'20, representing a notable increase of 7.4 percentage points year-over-year.
- FRE Margin was 53% at the end of the quarter, an increase of 3.1 percentage points year-over-year, showcasing the platform's operating leverage.

Fee Related Earnings (FRE) 3Q'21 vs. 3Q'20 (R$mm)


% FRE margin
50%
58%
53%
36.2
46.2
(10.3)
(3.9)
68.2
(2.2)
(2.9)
63.1
FRE 3Q'20
Mgmt & Adv. Fees
Comp. expenses
Non-comp. expenses
Comparable FRE³
Branding Project
Public company new recurring costs¹
FRE 3Q'21

FRE 3Q'21 YTD vs. 3Q'20 YTD (R$mm)


52%
53%
+48%
114
169
3Q'20 YTD
3Q'21 YTD

	FRE 3Q'20	Comparable FRE	FRE 3Q'21	3Q'20 YTD	3Q'21 YTD
FRE per share[1]	R$0.64	R$1.21	R$1.12	R$2.00	R$2.97

For comparison purposes only, FRE per share indicated for 3Q'20 and 3Q'20 YTD are calculated considering Vinci Partners' post-IPO share count of 56,913,588.
See notes and definitions at end of document

15

Performance Related Earnings (PRE)

- Performance related earnings (PRE) of R$3.8 million (R$0.07/share) in the quarter, up 192% year-over-year, primarily driven by higher contributions coming from IP&S international exclusive mandates and the sovereign wealth mandate in Public Equities.
- PRE was R$21.3 million (R$0.37/share) in the 3Q'21 YTD, up 83% when compared to the 3Q'20 YTD.

Performance Related Earnings (PRE) 3Q'21 vs. 3Q'20 (R$mm)



% PRE margin
77%
68%
+ 192%
1
4
3Q'20
3Q'21

Performance Related Earnings (PRE) 3Q'21 YTD vs. 3Q'20 YTD (R$mm)



67%
62%
+ 83%
12
21
3Q'20 YTD
3Q'21 YTD

	3Q'20	3Q'21	3Q'20 YTD	3Q'21 YTD
PRE per share[1]	R$0.02	R$0.07	R$0.20	R$0.37

For comparison purposes only, PRE per share indicated for 3Q'20 and 3Q'20 YTD are calculated considering Vinci Partners' post-IPO share count of 56,913,588.
See notes and definitions at end of document

16

Realized GP Investment and Financial income

- Realized GP Investment[1] and Financial income[2] of R$1.7 million in the 3Q'21, up 3,443% year-over-year, driven by realized gains from our liquid funds' portfolio.
- Our liquid funds' portfolio underperformed the CDI quarterly return by 1.1 percentage point, due to the significant market volatility in the quarter.
- In addition, the portfolio's exposure to fixed rate bonds (35% of all cash allocations as of quarter end) suffered negative MTM as interest rates begin their rising cycle in Brazil. Even with this impact, our liquid funds' portfolio outperformed the IMA-B[3] index by 1.7 percentage point in the third quarter.
- We expect financial income to benefit from the recent increase in interest rates in the medium and long-term, as over 85% of our cash allocations are directed towards fixed income products. Proceeds from the IPO will continue to be gradually shifted from cash allocation into Private Market funds' GP commitments.

Realized GP Investment[1] and Financial income[2] 3Q'21 vs 3Q'20 (R$mm)



1.7
0.3
1.4
0.0
3Q'20
3Q'21
Realized GP Investment Income
Realized Financial Income

Liquid funds allocation track record[4]

Quarter	Return	(+/-) CDI
1Q19	2.2%	0.7%
2Q19	3.3%	1.7%
3Q19	2.1%	0.6%
4Q19	3.3%	2.0%
1Q20	0.2%	-0.8%
2Q20	3.9%	3.1%
3Q20	0.4%	-0.1%
4Q20	1.9%	1.5%
1Q21	1.0%	0.5%
2Q21	1.2%	0.4%
3Q21	0.1%	-1.1%

See notes and definitions at end of document

17

Distributable Earnings (DE)

- Distributable Earnings (DE) of R$61.7 million (R$1.09/share) in the quarter, up 137% year-over-year, driven by the notable growth in management and advisory fees in 2021, additional to the realization of performance fees from IP&S international mandates in the third quarter.
- DE margin for the quarter was 47%, up 12.0 percentage points when compared to the 3Q'20. DE margins are expanding due to the platform´s operating leverage, resulting in higher profitability.
- DE was R$163.7 million (R$2.89/share) in the 3Q'21 YTD, up 89% when compared to the 3Q'20 YTD.

Distributable Earnings (DE) 3Q'21 vs. 3Q'20 (R$mm)



% DE margin
35%
47%
+ 137%
26
62
3Q'20
3Q'21

Distributable Earnings (DE) 3Q'21 YTD vs. 3Q'20 YTD (R$mm)



37%
44%
+ 89%
87
164
3Q'20 YTD
3Q'21 YTD

	3Q'20	3Q'21	3Q'20 YTD	3Q'21 YTD
DE per share[1]	R$0.46	R$1.09	R$1.53	R$2.89

For comparison purposes only, DE per share indicated for 3Q'20 and 3Q'20 YTD are calculated considering Vinci Partners' post-IPO share count of 56,913,588.
See notes and definitions at end of document

18

Balance Sheet Highlights ▪ As of September 30, 2021, Vinci Partners had R$1.5 billion (R$25.94/share) in total cash and net investments, that comprise c ash , cash equivalents and net investments (liquid funds and GP fund investments at fair value). ▪ Vinci Partners repurchased 173,515 shares in the quarter with an average share price of US$13.8. As of September 30,2021, the co mpany had R$59.2 million remaining in its authorized share repurchase plan. (in R$ millions, unless mentioned) 2Q'21 3Q'21 Cash and cash equivalents¹ 80.0 105.5 Net Investments 1,392.6 1,361.7 Liquid funds² 1,271.4 1,203.3 GP Fund Investments³ 121.2 158.4 Cash and Net Investments 1,472.6 1,467.2 Cash and Net Investments per share 4 (R$/share) 25.96 25.94 Share Repurchase Activity (in R$ million, unless mentioned) 2Q'21 3Q'21 Total Shares Repurchased (number of shares) 176,655 173,515 Total Capital Used for Share Repurchases 13.2 12.7 Remaining Share Repurchase Plan Authorization 71.8 59.2 Average Price Paid Per Share (US$) 14.7 13.8 25.96 25.94 2Q'21 3Q'21 Cash and Net Investments per share 4 (R$/share) See notes and definitions at end of document 19

Segment Highlights

▪ Fee Related Earnings (FRE) were R$168.5 million in the 3Q'21 YTD, with 47% of FRE coming from Private Markets, followed by Li qui d Strategies accounting for 21%, IP&S for 17% and Financial Advisory for 15%. ▪ Segment Distributable Earnings were R$190.1 million in the 3Q'21 YTD, with 43% coming from Private Markets’ strategies, follo wed by IP&S accounting for 23%, Liquid Strategies for 21% and Financial Advisory for 13%. 43% 21% 23% 13% Private Markets Liquid Strategies IP&S Financial Advisory 47% 21% 17% 15% Segment Distributable Earnings 3Q ' 21 YTD by Segment Fee Related Earnings (FRE) 3Q ' 21 YTD by Segment R$168.5 mm R$190.1 mm Financials by segment 21

Private Markets

- Fee related earnings (FRE) of R$26.0 million in the quarter, up 7% year-over-year, driven by the growth in fee-earning AUM. FRE was R$79.0 million in the 3Q'21 YTD, an increase of 25% when compared to the 3Q'20 YTD.
- Segment Distributable Earnings of R$27.4 million, up 13% year-over-year. Segment DE was R$81.5 million in the 3Q'21 YTD, an increase of 26% when compared to the 3Q'20 YTD.
- Total AUM of R$21.7 billion at the end of the quarter, an increase of 16% year-over-year, with R$3.4 billion in new capital commitments raised across all the strategies over the last twelve months.
- Net capital subscriptions of R$577 million in the quarter, with highlights for the second closing of VIAS in Infrastructure and the follow-on offering for VISC, in Real Estate.

(R$ thousands, unless mentioned)	3Q'20	3Q'21	Δ (%)	3Q'20 YTD	3Q'21 YTD	Δ (%)
Net revenue from management fees	43,339	49,057	13%	117,552	145,045	23%
Net revenue from advisory fees	92	823	798%	909	3,969	337%
Total Fee Related Revenues	**43,431**	**49,880**	**15%**	**118,460**	**149,014**	**26%**
Segment personnel expenses	(1,768)	(2,739)	55%	(5,404)	(7,899)	46%
Other G&A expenses	(540)	(3,671)	580%	(4,823)	(8,903)	85%
Corporate center expenses	(8,242)	(7,441)	-10%	(23,499)	(27,817)	18%
Bonus compensation related to management and advisory	(8,582)	(10,053)	17%	(21,477)	(25,351)	18%
Total Fee Related Expenses	**(19,132)**	**(23,904)**	**25%**	**(55,202)**	**(69,971)**	**27%**
FEE RELATED EARNINGS (FRE)	**24,299**	**25,976**	**7%**	**63,258**	**79,043**	**25%**
FRE Margin (%)	*55.9%*	*52.1%*		*53.4%*	*53.0%*	
Net revenue from performance fees	(1,677)	962	N/A	9,107	3,216	-65%
Realized performance fees	1	10	1,054%	2,107	765	-64%
Unrealized performance fees	(1,678)	952	N/A	6,999	2,451	-65%
Performance based compensation	609	(340)	N/A	(3,175)	(1,071)	-66%
PERFORMANCE RELATED EARNINGS (PRE)	**(1,068)**	**622**	**N/A**	**5,932**	**2,145**	**-64%**
PRE Margin (%)	*63.7%*	*64.7%*		*65.1%*	*66.7%*	
(-) Unrealized performance fees	1,678	(952)	N/A	(6,999)	(2,451)	-65%
(+) Unrealized performance compensation	(609)	337	N/A	2,542	869	-66%
(+) Realized GP investment income	(9)	1,421	N/A	30	1,878	6160%
SEGMENT DISTRIBUTABLE EARNINGS	**24,291**	**27,405**	**13%**	**64,763**	**81,484**	**26%**
Segment DE Margin (%)	*55.9%*	*53.4%*		*53.7%*	*53.7%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	18,649	21,657	16%	18,649	21,657	16%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	16,542	19,680	19%	16,542	19,680	19%
AVERAGE MANAGEMENT FEE RATE (%)	1.03%	0.98%		0.94%	0.98%	
FULL TIME EMPLOYEES	43	50	16%	43	50	16%



Private Markets' AUM
Infrastructure
11%
Credit
13%
R$22 bn
AUM
Real Estate
25%
Private Equity
51%

22

Public Equities 76% Hedge Funds 24% Liquid Strategies' AUM (R$ thousands, unless mentioned) 3Q'20 3Q'21 ∆ (%) 3Q’20 YTD 3Q’21 YTD ∆ (%) Net revenue from management fees 15,766 23,273 48% 46,072 66,276 44% Net revenue from advisory fees - - N/A - - N/A Total Fee Related Revenues 15,766 23,273 48% 46,072 66,276 44% Segment personnel expenses (604) (1,431) 137% (1,932) (4,111) 113% Other G&A expenses (1,264) (598) - 53% (2,611) (1,903) - 27% Corporate center expenses (2,992) (3,085) 3% (9,170) (11,774) 28% Bonus compensation related to management and advisory (3,244) (5,864) 81% (8,691) (13,176) 52% Total Fee Related Expenses (8,104) (10,978) 35% (22,403) (30,964) 38% FEE RELATED EARNINGS (FRE) 7,662 12,295 60% 23,669 35,312 49% FRE Margin (%) 48.6% 52.8% 51.4% 53.3% Net revenue from performance fees 2,709 1,689 - 38% 5,187 10,149 96% Realized performance fees 2,709 1,689 - 38% 7,083 10,149 43% Unrealized performance fees - - N/A (1,896) - N/A Performance based compensation (804) (569) - 29% (1,475) (5,287) 258% PERFORMANCE RELATED EARNINGS (PRE) 1,905 1,120 - 41% 3,712 4,862 31% PRE Margin (%) 70.3% 66.3% 71.6% 47.9% ( - ) Unrealized performance fees - - N/A 1,896 - N/A (+) Unrealized performance compensation - - N/A (689) - N/A SEGMENT DISTRIBUTABLE EARNINGS 9,567 13,415 40% 28,588 40,174 41% Segment DE Margin (%) 51.8% 53.7% 53.8% 52.6% ASSETS UNDER MANAGEMENT (AUM R$millions) 15,138 12,600 - 17% 15,138 12,600 - 17% FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions) 15,004 12,466 - 17% 15,004 12,466 - 17% AVERAGE MANAGEMENT FEE RATE (%) 0.50% 0.76% 0.53% 0.72% FULL TIME EMPLOYEES 17 24 41% 17 24 41% Liquid Strategies R$13 bn AUM ▪ Fee related earnings (FRE) of R$12.3 million in the quarter, up 60% year - over - year, driven by the end of the revenue sharing ag reement with GAS Investimentos in 2021, which impacted positively our average management fee rate. FRE was R$35.3 million in the 3Q'21 YTD, an in crease of 49% compared to the 3Q'20 YTD. ▪ Performance related earnings (PRE) of R$1.1 million in the quarter, down 41% year - over - year, due to local markets' depreciation and volatility in the quarter. PRE was R$4.9 million in the 3Q'21 YTD, an increase of 31% when compared to the 3Q'20 YTD. ▪ Segment Distributable Earnings of R$13.4 million in the quarter, up 40% year - over - year, driven by a robust growth in management fees. ▪ Total AUM of R$12.6 billion in the quarter, a decrease of 17% year - over - year, driven by local markets’ depreciation in the quart er. 23

Investment Products & Solutions

- Fee related earnings (FRE) of R$9.6 million in the quarter, up 75% year-over-year, driven by the growth in management fees following notable fundraising over the last twelve months. FRE was R$29.1 million in the 3Q'21 YTD, an increase of 108% when compared to the 3Q'20 YTD.
- Performance related earnings (PRE) of R$2.1 million, up 346% year-over-year, primarily due to the realization of performance fees coming from international mandates. PRE in the 3Q'21 YTD was R$14.3 million, an increase of 633% when compared to the 3Q'20 YTD.
- Segment Distributable Earnings in 3Q'21 of R$17.1 million in the quarter, up 186% year-over-year, following the growth in management and performance revenues. Segment DE was R$43.4 million in the 3Q'21 YTD, an increase of 171% when compared to the 3Q'20 YTD.
- Total AUM of R$23.7 billion, up 59% year-over-year, driven by strong net inflows in our separate local and international mandates.

(R$ thousands, unless mentioned)	3Q'20	3Q'21	Δ (%)	3Q'20 YTD	3Q'21 YTD	Δ (%)
Net revenue from management fees	12,422	20,525	65%	31,627	58,154	84%
Net revenue from advisory fees	25	8	-68%	96	47	-51%
Total Fee Related Revenues	12,447	20,533	65%	31,724	58,201	83%
Segment personnel expenses	(863)	(1,032)	20%	(2,323)	(3,011)	30%
Other G&A expenses	(299)	(491)	64%	(1,078)	(1,300)	21%
Corporate center expenses	(2,362)	(3,993)	69%	(6,206)	(11,775)	90%
Bonus compensation related to management and advisory	(3,409)	(5,377)	58%	(8,105)	(12,972)	60%
Total Fee Related Expenses	(6,934)	(10,893)	57%	(17,712)	(29,059)	64%
FEE RELATED EARNINGS (FRE)	5,513	9,640	75%	14,012	29,142	108%
FRE Margin (%)	44.3%	47.0%		44.2%	50.1%	
Net revenue from performance fees	659	2,959	349%	2,958	20,822	604%
Realized performance fees	659	10,947	1,560%	3,015	20,822	591%
Unrealized performance fees	-	(7,988)	N/A	(57)	-	N/A
Performance based compensation	(196)	(889)	354%	(1,011)	(6,549)	548%
PERFORMANCE RELATED EARNINGS (PRE)	464	2,070	346%	1,947	14,273	633%
PRE Margin (%)	70.3%	69.9%		65.8%	68.5%	
(-) Unrealized performance fees	-	7,988	N/A	57	-	N/A
(+) Unrealized performance compensation	-	(2,596)	N/A	(21)	3	N/A
SEGMENT DISTRIBUTABLE EARNINGS	5,977	17,102	186%	15,995	43,418	171%
Segment DE Margin (%)	45.6%	54.3%		46.0%	54.9%	
ASSETS UNDER MANAGEMENT (AUM R$millions)	14,892	23,695	59%	14,892	23,695	59%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	14,426	23,540	63%	14,426	23,540	63%
AVERAGE MANAGEMENT FEE RATE (%)	0.42%	0.39%		0.38%	0.39%	
FULL TIME EMPLOYEES	12	16	33%	12	16	33%

IP&S' AUM



Pension Plans 9%
International 13%
Commingled Funds 14%
Separate Mandates 64%
R$24 bn AUM

24

Financial Advisory ▪ Fee related earnings (FRE) of R$15.2 million in the quarter, up R$16.5 million year - over - year. FRE was R$25.0 million in the 3Q ' 21 YTD, an increase of 95% when compared to the 3Q'20 YTD, a consequence of the stronger deal activity in 2021. ▪ Segment Distributable Earnings in the 3Q'21 YTD were R$25.0 million, an increase of 95% year - over - year when compared to the 3Q’2 0 YTD. (R$ thousands, unless mentioned) 3Q'20 3Q'21 ∆ (%) 3Q’20 YTD 3Q’21 YTD ∆ (%) Net revenue from management fees 0 0 N/A 0 0 N/A Net revenue from advisory fees 210 24,332 11,487% 21,774 42,591 96% Total Fee Related Revenues 210 24,332 11,487% 21,774 42,591 96% Segment personnel expenses (221) (398) 80% (636) (1,204) 89% Other G&A expenses (49) (403) 725% (174) (710) 307% Corporate center expenses (716) (3,630) 407% (2,046) (5,569) 172% Bonus compensation related to management and advisory (505) (4,701) 830% (6,064) (10,102) 67% Total Fee Related Expenses (1,491) (9,132) 512% (8,921) (17,585) 97% FEE RELATED EARNINGS (FRE) (1,281) 15,200 N/A 12,853 25,006 95% FRE Margin (%) N/A 62.5% 59.0% 58.7% SEGMENT DISTRIBUTABLE EARNINGS (1,281) 15,200 N/A 12,853 25,006 95% Segment DE Margin (%) N/A 62.5% 59.0% 58.7% 25

Supplement Details

AUM and Fee-Earning AUM Rollforward

Assets Under Management (AUM) – R$ millions

For the Three Months Ended September 30, 2021

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	10,851	10,861	21,966	2,363	5,087	2,461	3,263	56,852
(+/-) Capital Subscription / (capital return)	(2)	0	61	126	355	98	0	638
(+/-) Net Inflow / (outflow)	0	13	1,853	0	107	223	(167)	2,029
(+/-) Appreciation / (depreciation)	112	(1,360)	(184)	(22)	(138)	36	(10)	(1,568)
Ending Balance	10,962	9,514	23,695	2,466	5,411	2,818	3,086	57,952

For the Twelve Months Ended September 30, 2021

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	10,591	12,759	14,892	1,579	4,274	2,205	2,379	48,679
(+/-) Capital Subscription / (capital return)	859	0	61	773	1,490	238	0	3,421
(+/-) Net Inflow / (outflow)	0	(4,983)	7,007	0	110	260	566	2,961
(+/-) Appreciation / (depreciation)	(487)	1,738	1,735	114	(463)	114	141	2,891
Ending Balance	10,962	9,514	23,695	2,466	5,411	2,818	3,086	57,952

Fee-Earning Assets Under Management (FEAUM) – R$ millions

For the Three Months Ended September 30, 2021

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	9,066	10,765	21,812	2,259	5,087	2,461	3,200	54,650
(+/-) Capital Subscription / (capital return)	(2)	0	61	126	355	98	0	638
(+/-) Net Inflow / (outflow)	0	13	1,853	0	107	223	(167)	2,029
(+/-) Appreciation / (depreciation)	25	(1,336)	(185)	(22)	(138)	36	(11)	(1,632)
Ending Balance	9,089	9,443	23,540	2,363	5,411	2,818	3,023	55,686

For the Twelve Months Ended September 30, 2021

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	8,568	12,686	14,426	1,495	4,274	2,205	2,318	45,972
(+/-) Capital Subscription / (capital return)	859	0	61	773	1,489	238	0	3,421
(+/-) Net Inflow / (outflow)	0	(4,978)	7,021	0	110	260	566	2,979
(+/-) Appreciation / (depreciation)	(338)	1,734	2,033	94	(463)	114	139	3,314
Ending Balance	9,089	9,443	23,540	2,363	5,411	2,818	3,023	55,686

27 VINCI partners

Investment records – IP&S, Liquid Strategies, Credit and Listed Funds

Fund	Segment	NAV[1] (R$ millions)	3Q21	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	Hedge Funds	928.7	0.8%	1.2%	1.9%	6.2%	CDI[4]	CDI[4]
Atlas Strategy[2]	Hedge Funds	635.7	-3.7%	-4.0%	-3.1%	7.5%	CDI[4]	CDI[4]
Vinci Total Return	Hedge Funds	221.0	-7.2%	15.9%	31.3%	-	IPCA[5] + Yield IMA-B[7]	IPCA[5] + Yield IMA-B[7]
Mosaico Strategy	Public Equities	1,627.6	-11.4%	-8.2%	11.2%	13.2%	IBOV[5]	IBOV[5]
Vinci Gas Dividendos FIA	Public Equities	619.1	-11.3%	-8.9%	13.7%	7.7%	IBOV[5]	IBOV[5]
Vinci Valorem FIM	IP&S	2,889.6	1.9%	3.3%	5.5%	13.2%	IMA-B 5[7]	IMA-B 5[7]
Equilibrio Strategy[3]	IP&S	2,070.7	1.4%	3.3%	6.5%	10.8%	IPCA[6]	-
Vinci Selection Equities FIA	IP&S	590.8	-11.4%	-5.6%	11.8%	15.2%	IBOV[5]	IBOV[5]
Vinci Crédito Imobiliário I	Credit	304.4	0.3%	1.1%	3.6%	12.3%	IPCA[6]	IPCA[6] +7.785%
Vinci Crédito Imobiliário II	Credit	380.1	-0.7%	-1.4%	4.9%	-	IPCA[6]	IPCA[6]+ 6%
Vinci Crédito Estruturado Multiestrategia Plus FIC FIM	Credit	71.3	2.0%	4.8%	5.9%	11.2%	CDI[4]	CDI[4]
Vinci Energia Sustentável	Credit	590.9	-0.3%	0.6%	8.5%	13.7%	IPCA[6]	IPCA[6] + 6%
VISC11	Real Estate (listed REIT)	1,455.9	-2.6%	-8.0%	-1.9%	-7.5%	IFIX[8]	IPCA[6] + 6%
VILG11	Real Estate (listed REIT)	1,574.3	-1.5%	-12.0%	-13.8%	8.9%	IFIX[8]	IPCA[6] + 6%
VINO11	Real Estate (listed REIT)	760.9	4.6%	2.7%	11.4%	-	IFIX[8]	IPCA[6] + 6%
VIFI11	Real Estate (listed REIT)	210.3	-8.7%	-16.0%	-15.2%	-	IFIX[8]	IFIX[8]
VIUR11	Real Estate (listed REIT)	225.0	-5.6%	-14.0%	-	-	IFIX[8]	IPCA[6] + 6%
VIGT11	Infrastructure (listed)	672.3	-1.0%	-15.1%	-18.5%	-	-	-

Benchmark	3Q21	YTD	12 M	24 M
IBOV[5]	-12.5%	-6.8%	17.3%	6.0%
CDI[4]	1.2%	2.5%	3.0%	6.7%
IMA-B 5[7]	1.2%	2.5%	5.9%	13.6%
IPCA[6] + Yield IMA-B[7]	3.2%	9.5%	13.2%	19.4%
IPCA[6]	3.1%	6.9%	10.2%	13.7%
IFIX[8]	-1.4%	-5.4%	-2.8%	1.2%

See notes and definitions at end of document

28 VINCI partners

Pro Forma Historical Portfolio Performance - Excluding PIPE Investments¹ Investment records – Closed End Private Markets funds Fund Segment Vintage year Committed Capital Invested Capital Realized or Unrealized Total Value Gross MOIC Gross MOIC Gross IRR Gross IRR Partially Realized (R$mm) (R$mm) (R$mm) (R$mm) (R$mm) (BRL) (USD) (BRL) (USD) Fund 1 Private Equity 2004 1,415 1,206 5,058 276.4 5,334 4.4x 4.1x 71.5% 77.2% VCP II Private Equity 2011 2,200 1,805 1,959 2,596 4,555 2.5x 1.3x 14.5% 3.5% VCP III Private Equity 2018 4,000 1,080 18.90 1,799 1,818 1.7x 1.5x 51.2% 36.1% VCP Strategy² Private Equity 7,615 4,091 7,035 4,672 11,707 2.9x 2.3x 64.9% 70.3% NE Empreendedor Private Equity 2003 36 13 26 0 26 2.1x 2.6x 22.0% 30.5% Nordeste III Private Equity 2017 240 134 65 132 197 1.5x 1.2x 21.3% 11.0% VIR IV Private Equity 2020 1,000 61 0 62 62 1.0x 1.1x 5.6% 24.2% VIR Strategy Private Equity 1,276 208 91 194 285 1.4x 1.4x 21.6% 28.4% FIP Transmissão Infrastructure 2017 211 104 117 261 377 3.6x 2.8x 78.5% 59.7% VIAS Infrastructure - 384 - - - - - - - - VFDL Real Estate 2021 381 - - - - - - - - See notes and definitions at end of document 29

Shareholder Dividends ▪ Vinci Partners’ generated R$1.09 or US$0.20¹ of Distributable Earnings per common share for the third quarter of 2021. ▪ The company declared a quarterly dividend of US$0.16² per common share to record holders as of December 01, 2021; payable on Dec ember 16 , 2021 . ($ in thousands) 1H21 3Q ' 21 Distributable Earnings (R$) 101,976 61,743 Distributable Earnings (US$)³ 19,397 11,377 DE per Common Share (US$)¹ 0.34 0.20 Actual Dividend per Common Share² 0.30 0.16 Record Date September 01, 2021 December 01, 2021 Payable Date September 16, 2021 December 16, 2021 See notes and definitions at end of document 30

Share Summary VINP Shares 4Q ' 20 (Pre IPO) 1Q ' 21 2Q ' 21 3Q ' 21 Class B 14,466,239 14,466,239 14,466,239 14,466,239 Class A – Partnership Units 27,175,861 27,175,861 27,175,861 27,175,861 Class A - Public Float N/A 15,271,488 15,094,833 14,921,318 Common Shares 41,642,100 56,913,588 56,736,933 56,563,418 ▪ Common Shares Outstanding as of quarter end of 56,563,418 shares. x Repurchased 173,515 common shares in the quarter, with an average share price of US$13.8. x Available authorization remaining was R$59.2 million at September 30, 2021. 31

GP Commitment in Private Market funds (R$ millions, unless mentioned) Segment 3Q ' 21 Total Capital 3Q ’ 21 Total Capital Capital Returned/ Accumulated Capital Fair value Fund Commitments Committed Capital Called Called Dividends Payed Returned/ of investments (3Q ' 21) Dividends Payed Nordeste III Private Equity 0.0 5.0 0.0 3.1 0.0 1.3 2.6 VCP III Private Equity 0.0 3.1 0.3 1.1 0.0 0.0 1.3 VIR IV Private Equity 0.0 11.1 0.0 1.3 0.0 0.0 1.2 FIP Infra Transmissão ( co - investment)¹ Infrastructure 0.0 29.5 0.0 8.9 0.0 9.2 23.6 FIP Infra Transmissão¹ Infrastructure 0.0 10.5 0.0 3.4 0.0 3.3 6.8 VIAS Infrastructure 0.0 50.0 1.3 1.3 0.0 0.0 1.2 VFDL Real Estate 0.0 70.0 7.0 14.0 0.0 0.0 13.4 VIUR Real Estate 1.1 68.0 1.1 68.0 1.8 2.2 56.7 VCS Credit 30.0 50.0 30.0 50.0 0.0 0.0 51.5 VSP IP&S 5.0 5.0 0.0 0.0 0.0 0.0 0.0 Total 36.1 302.2 39.6 151.0 1.8 16.0 158.4 ▪ As of September 30, 2021, the company had R$302.2 million in capital commitments signed to proprietary Private Markets funds. ▪ Total GP Investments marked at fair value of R$158.4 million as of September 30,2021. 32 See notes and definitions at end of document

Reconciliations and Disclosures

Financials - Income Statement (Unaudited)

(R$ thousands, unless mentioned)	3Q'20	3Q'21	Δ (%)	3Q'20 YTD	3Q'21 YTD	Δ (%)
REVENUES						
Net revenue from management fees	71,517	92,855	30%	195,241	269,476	38%
Net revenue from performance fees	1,697	5,610	231%	17,258	34,185	98%
Realized performance fees	*3,375*	*12,646*	*275%*	*12,212*	*31,734*	*160%*
Unrealized performance fees	*(1,678)*	*(7,036)*	*319%*	*5,046*	*2,451*	*-51%*
Net revenue from advisory	330	25,163	7,525%	22,781	46,607	105%
Total net revenues from services rendered	**73,544**	**123,628**	**68%**	**235,280**	**350,268**	**49%**
EXPENSES						
Bonus related to management and advisory[1]	(15,740)	(25,994)	65%	(44,337)	(61,602)	39%
Performance based compensation[2]	(391)	(1,798)	360%	(5,661)	(12,907)	128%
Realized	*(1,000)*	*(4,056)*	*306%*	*(3,828)*	*(12,035)*	*214%*
Unrealized	*609*	*2,258*	*271%*	*(1,833)*	*(872)*	*-52%*
Total compensation and benefits	**(16,131)**	**(27,792)**	**72%**	**(49,998)**	**(74,509)**	**49%**
Segment personnel expenses	(3,456)	(5,600)	62%	(10,296)	(16,225)	58%
Other general and administrative expenses	(2,152)	(5,163)	140%	(8,686)	(12,795)	47%
Corporate center expenses	(14,312)	(18,149)	27%	(40,918)	(56,957)	39%
Total expenses	**(36,050)**	**(56,704)**	**57%**	**(109,897)**	**(160,487)**	**46%**
Operating profit	**37,494**	**66,924**	**78%**	**125,383**	**189,781**	**51%**
OTHER ITEMS						
GP Investment income	470	(290)	N/A	2,886	(4,335)	N/A
Realized gain from GP investment income	*(9)*	*1,421*	*N/A*	*30*	*1,878*	*6,160%*
Unrealized gain from GP investment income	*479*	*(1,711)*	*N/A*	*2,856*	*(6,213)*	*N/A*
Financial income	491	(326)	N/A	1,941	18,323	844%
Realized gain from financial income	*49*	*315*	*543%*	*2,018*	*19,198*	*851%*
Unrealized gain from financial income	*442*	*(641)*	*N/A*	*(77)*	*(875)*	*1,036%*
Leasing expenses	(3,004)	(3,065)	2%	(9,116)	(9,328)	2%
Other items	(62)	775	N/A	541	(459)	N/A
Stock compensation plan	-	(1,014)	N/A	-	(2,656)	N/A
Total Other Items	**(2,105)**	**(3,920)**	**86%**	**(3,748)**	**1,545**	**N/A**
Profit before income taxes[3]	**35,389**	**63,004**	**78%**	**121,635**	**191,326**	**57%**
(-) Income taxes[4]	(9,653)	(11,401)	18%	(30,354)	(39,304)	29%
NET INCOME	**25,736**	**51,603**	**101%**	**91,281**	**152,022**	**67%**

See notes and definitions at end of document

34

VINCI partners

Financials - Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	3Q'20	3Q'21	3Q'20 YTD	3Q'21 YTD
OPERATING PROFIT	**37,494**	**66,924**	**125,383**	**189,781**
(-) Net revenue from realized performance fees	(3,375)	(12,646)	(12,212)	(31,734)
(-) Net revenue from unrealized performance fees	1,678	7,036	(5,046)	(2,451)
(+) Compensation allocated in relation to performance fees[1]	391	1,798	5,661	12,907
FEE RELATED EARNINGS (FRE)	**36,188**	**63,112**	**113,786**	**168,503**
OPERATING PROFIT	**37,494**	**66,924**	**125,383**	**189,781**
(-) Net revenue from management fees	(71,517)	(92,855)	(195,241)	(269,476)
(-) Net revenue from advisory	(330)	(25,163)	(22,781)	(46,607)
(+) Bonus related to management and advisory[2]	15,740	25,994	44,337	61,602
(+) Personnel expenses	3,456	5,600	10,296	16,225
(+) Other general and administrative expenses	2,152	5,163	8,686	12,795
(+) Corporate center expenses	14,312	18,149	40,918	56,957
PERFORMANCE RELATED EARNINGS (PRE)	**1,306**	**3,812**	**11,597**	**21,278**
OPERATING PROFIT	**37,494**	**66,924**	**125,383**	**189,781**
(-) Net revenue from unrealized performance fees	1,678	7,036	(5,046)	(2,451)
(+) Compensation allocated in relation to unrealized performance fees	(609)	(2,258)	1,833	872
(+) Realized gain from GP investment income	(9)	1,421	30	1,878
SEGMENT DISTRIBUTABLE EARNINGS	**38,554**	**73,123**	**122,200**	**190,081**
NET INCOME	**25,736**	**51,603**	**91,281**	**152,022**
(-) Net revenue from unrealized performance fees	1,678	7,036	(5,046)	(2,451)
(+) Income tax from unrealized performance fees	(193)	110	582	283
(+) Compensation allocated in relation to unrealized performance fees	(609)	(2,258)	1,833	872
(-) Unrealized gain from GP investment income	(479)	1,711	(2,856)	6,213
(+) Income tax on unrealized gain from GP investment income	163	1,179	971	757
(-) Unrealized gain from financial income	(442)	641	77	875
(+) Income tax on unrealized gain from financial income	150	(218)	(26)	(298)
(+) Depreciation and amortization[3]	-	925	-	2,790
(+) Stock compensation plan	-	1,014	-	2,656
DISTRIBUTABLE EARNINGS	**26,004**	**61,743**	**86,816**	**163,719**
TOTAL NET REVENUE FROM SERVICES RENDERED	**73,544**	**123,628**	**235,280**	**350,268**
(-) Net revenue from realized performance fees	(3,375)	(12,646)	(12,212)	(31,734)
(-) Net revenue from unrealized performance fees	1,678	7,036	(5,046)	(2,451)
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	**71,847**	**118,018**	**218,022**	**316,083**

See notes and definitions at end of document

35

VINCI partners

Effective tax rate reconciliation (R$ thousands, unless mentioned) 3Q'20 3Q'21 Profit (loss) before income taxes, including Dividends to partners 35,389 63,004 (+) Dividends to Partners, related to management, advisory and performance fees 7,301 - Profit (loss) before income taxes, not - including Dividends to partners 42,690 63,004 Combined statutory income taxes rate - % 34% 34% Income tax benefit (Expense) at statutory rates (14,515) (21,422) Reconciliation adjustments: Expenses not deductible 263 (6) Tax benefits - 333 Share based payments - (103) Effect of presumed profit of subsidiaries¹ 4,826 9,859 Other additions (exclusions), net (227) (62) Income taxes expenses (9,653) (11,401) Current (11,775) (13,619) Deferred 2,122 2,218 Effective tax rate 23% 18% See notes and definitions at end of document 36

General and Administrative Expenses 3 Q 2020 (R$mm) 3 Q 2021 (R$mm) 8.8 15.7 0.4 5.7 1.1 2.8 1.6 Lease and condominium Other Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A R$36.1 mm 11.1 26.0 1.8 6.6 0.9 3.3 2.2 2.9 1.9 Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A Lease and condominium Branding project Public company new costs Other R$56.7 mm +57% 37

Balance Sheet Results Assets 12/31/2020 9/30/2021 Current assets Cash and cash equivalents 83,449 105,499 Cash and bank deposits 13,096 26,218 Financial instruments at fair value through profit or loss 70,353 79,281 Financial instruments at fair value through profit or loss 8,253 1,361,674 Trade receivables 47,978 47,165 Sub - leases receivable 2,963 801 Taxes recoverable 1,153 666 Other assets 12,383 10,810 Total current assets 156,179 1,526,615 Non - current assets Financial instruments at fair value through profit or loss 31,596 10,707 Trade receivables 27,545 30,143 Sub - leases receivable - - Taxes recoverable 134 79 Deferred taxes 4,568 4,401 Other receivables 1,540 2,825 65,383 48,155 Property and equipment 15,043 15,040 Right of use - Leases 90,478 84,534 Intangible assets 1,441 1,025 Total non - current assets 172,345 148,754 TOTAL 328,524 1,675,369 Liabilities and equity 12/31/2020 9/30/2021 Current liabilities Trade payables 1,039 459 Deferred Revenue - 18,512 Leases 19,828 20552 Accounts payable 125,795 10,719 Labor and social security obligations 40,724 82,629 Taxes and contributions payable 22,878 22,069 Total current liabilities 210,264 154,940 Non - current liabilities Accounts payable 33 33 Leases 86,371 80,281 Deferred taxes 12,620 7,385 99,024 87,699 Equity Share capital 8,730 15 Additional paid - in capital - 1,382,038 Treasury shares - - 25,802 Retained Earnings - 62,540 Other reserves 10,491 13,902 19,221 1,432,693 Non - controlling interests in the equity of subsidiaries 15 37 Total equity 19,236 1,432,730 Total liabilities and equity 328,524 1,675,369 38

Notes and Definitions

- **Notes to page 5**

(1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it´s eliminated on consolidation and excluding VIFI from Credit and Pension Products Co-managed with IP&S from Equities.

(2) CAGR is calculated considering AUM without double counting.

(3) Total capital returned to shareholders comprises distributions through dividends and share repurchases.

- **Notes to page 7**

(1) Bonus compensation related to management and advisory includes Dividends to Partners related to management and advisory, distributed by the company to its original partners before the company turned public in 2021.

(2) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year to date values are calculated as the sum of the last three quarters.

(3) Performance based compensation includes Dividends to Partners related to performance fees, distributed by the company to its original partners before the company turned public in 2021.

(4) Depreciation and amortization is a non-cash expense that is being added back for our calculation of Distributable Earnings for the year ended December 31, 2020, and future periods. Our Distributable Earnings for the quarter and nine months ended September 30, 2020, would have been R$27.1 million and R$90.4 million, respectively, if we did add back depreciation and amortization to our calculation of Distributable Earnings.

(5) DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year to date values are calculated as the sum of the last three quarters.

- **Notes to page 10**

(1) Long-term AUM includes funds with lockups for at least five years to quasi-perpetual capital commitments.

- **Notes to page 11**

(1) Long term products include funds with former lockups superior to five years.

(2) Private markets strategies include Private Equity, Real Estate, Credit and Infrastructure.

- **Notes to page 12**

(1) International mandates have several different benchmarks across its vehicles.

(2) The preferred return w/ catch-up rule applies to funds for which the vehicle must pay back its limited partners 100% of the invested capital corrected by the preferred return rate so it can charge performance fees. Once the preferred return rate is achieved, due to the catch-up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate.

(3) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees. In most cases, funds with hurdle rate also are under a high-water mark clause.

(4) Funds with preferred return must return 100% of invested capital corrected by the preferred return rate to its limited partners in order to charge performance fees.

39
VINCI partners

Notes and Definitions (cont’d.) (5) IPCA is a broad consumer price index measured by the IBGE. (6) IMAB 5 is composed by government bonds indexed to IPCA with up to 5 years in duration. (7) IBOV is the Brazilian stock market's most relevant index; (8) FTSE is London's stock market most relevant index. (9) IFIX is an index composed by listed REITs in the brazilian stock exchange. (10) The CDI rate is a result of the average interbank overnight rates in Brazil (daily average for the period). (11) IMAB is composed by government bonds indexed to IPCA(inflation rate) plus a fixed interest rate. ▪ Notes to page 14 (1) Public company new recurring costs include personnel expenses such as changes made in the company’s compensation structur e a fter the IPO, new hirings for our board of directors, support teams such as Investor Relations and Financial Reporting, and other expenses such as audit and Nasdaq fees. (2) Vinci Partners started a new branding project that will take place throughout 2021 to increase brand awareness among inve sto rs, especially to retail investors. (3) Fixed costs are calculated as total G&A expenses less personnel and profit sharing costs. ▪ Notes to page 15 (1) Comparable FRE is calculated as FRE 2Q'21 less public company new recurring costs and branding project costs for the quar ter . (2) Public company new recurring costs include personnel expenses such as changes made in the company’s compensation structur e a fter the IPO, new hirings for our board of directors, support teams such as Investor Relations and Financial Reporting, and other expenses such as audit and Nasdaq fees. (3) Vinci Partners started a new branding project that will take place throughout 2021 to increase brand awareness among inve sto rs, especially to retail investors. (4) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year to date val ues are calculated as the sum of the last three quarters. ▪ Notes to page 16 (1) PRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year to date val ues are calculated as the sum of the last three quarters. ▪ Notes to page 17 (1) GP investment income comes from proprietary investments made by Vinci Partners in its own Private Markets’ funds. (2) Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposit s, certificate of deposits and proprietary investments in Vinci Partners’ Liquid Funds, including funds from Public Equities, Hedge Funds, Real Estate and Credit. 40

Notes and Definitions (cont'd.)

- **Notes to page 17**

(1) GP investment income comes from proprietary investments made by Vinci Partners in its own Private Markets' funds.

(2) Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in Vinci Partners' Liquid Funds, including funds from Public Equities, Hedge Funds, Real Estate and Credit.

(3) IMAB is composed by government bonds indexed to IPCA(inflation rate) plus a fixed interest rate.

(4) Back test result between January 2016 and March 2021. The result from the 2Q'21 onwards is the effective return of the cash allocation.

- **Notes to page 18**

(1) DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year to date values are calculated as the sum of the last three quarters

- **Notes to page 19**

(1) Cash and cash equivalents include certificate of deposits and federal bonds. Certificate of deposits are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates variable from 99.5% to 101% of CDI (interbank deposit rate). The certificates are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(2) Liquid funds' value are calculated as investment at fair value as of September 30, 2021, in liquid funds from Vinci Partners' public equities, hedge funds, credit segments and listed REITs. It also comprises the cash and certificate of deposits and federal bonds from Vinci Monalisa FIM. For more detail, see 3Q'21 Financial Statements filed within the SEC on November 17, 2021.

(3) GP Fund Investments include Vinci Partners' GP investments in private market funds, calculated at fair value as of September 30, 2021. For more detail, please see slide 32 and the Financial Statements filed within the SEC on November 17, 2021.

(4) Cash and Net Investments per share were calculated considering the number of outstanding shares at the end of each quarter.

- **Notes to page 28**

(1) NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund.

(2) Atlas strategy includes the funds Atlas FIC FIM and Atlas Institucional FIC FIM.

(3) Equilibrio Strategy incudes the IP&S Family of pension plans.

(4) CDI is an average of interbank overnight rates in Brazil(daily average for the period).

(5) Brazil stock market most relevant index.

(6) IPCA is a broad consumer price index measured by the IBGE.

(7) IMAB is composed by government bonds indexed to IPCA. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration.

(8) IFIX is an index composed by listed REITs in the brazilian stock Market.

41

Notes and Definitions (cont'd.)

- **Notes to page 29**

(1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III. Past performance of investments described herein is provided for illustrative purposes only and is not necessarily indicative of VCP II or VCP III's future investment results.

(2) Total commitments for VCP III include R$1.3 billion in co-investments.

- **Notes to page 32**

(1) The remaining capital committed in FIP Infra Transmissão and FIP Infra Transmissão co-investment will not be called by the fund, which is already in divestment period.

- **Notes to page 30**

(1) US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.4271, as of November 11, 2021, when dividends were approved by our Board of Directors.

(2) Per Share calculations are based on end of period Participating Common Shares.

(3) Actual dividends per common share are calculated considering the share count as of the applicable record date.

- **Notes to page 34**

(1) Bonus compensation related to management and advisory includes Dividends to Partners related to management and advisory, distributed by the company to its original partners before the company turned public in 2021.

(2) Performance based compensation includes Dividends to Partners related to performance fees, distributed by the company to its original partners before the company turned public in 2021.

(3) Profit before income taxes includes Dividends to partners related to management, advisory and performance fees, distributed by the company to its original partners before the company turned public in 2021.

(4) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit. Dividends to partners distributed by the company to its original partners before turned public in 2021 are not included in actual taxable regime.

- **Notes to page 35**

(1) Performance based compensation includes Dividends to Partners related to performance fees, distributed by the company to its original partners before the company turned public in 2021.

(2) Bonus compensation related to management and advisory includes Dividends to Partners related to management and advisory, distributed by the company to its original partners before the company turned public in 2021.

(3) Depreciation and amortization is a non-cash expense that is being added back for our calculation of Distributable Earnings for the year ended December 31, 2020, and future periods.

42 VINCI partners

Notes and Definitions (cont’d.) ▪ Notes to page 36 (1) Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may ca lculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of su bsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Notes and Definitions (cont'd.)

- "Fee related earnings", or "FRE", is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees.
- "FRE Margin" is calculated as FRE over total net management and advisory fees.
- "Distributable Earnings", or "DE", is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized gain from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income.
- "DE Margin" is calculated as DE over the sum of management and advisory fee related revenues, realized performance revenue, realized GP investment income and realized financial income, net of revenue tax.
- "Performance Related Earnings", or "PRE", is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management and advisory, less (b) operating expenses, such as segment personnel, G&A, corporate center and bonus related to management and advisory..
- "Segment Distributable Earnings" is Vinci Partners' segment profitability measure used to make operating decisions and assess performance across the company's four segments (Private Markets, Liquid Strategies, Investment Products and Solutions and Financial Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.
- "AUM" refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.
- Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments. Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99.5% to 101% of CDI.

43

VINCI partners

Notes and Definitions (cont'd.)

- "Net revenue from Fund Management and Advisory" is a performance measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.
- "Total compensation and benefits" is the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance based compensation. Total compensation and benefits include Dividends to Partners, distributed by the company to its original partners before the public turned public in 2021. In accordance with the by-laws of Vinci Brazil, dividends have historically been distributed based on the resolution of the partners. Therefore, dividends could be distributed on a non-proportional basis among quotaholders, which are comprised by the partners of Vinci Brazil. After the company's IPO, Vinci Partners changed its compensation structure, from a dividend distribution policy to a profit-sharing scheme our partners.
- "Segment personnel expenses" are composed of the salary-part compensation paid to employees and partners of our funds' management teams.
- "Corporate center expenses" are composed by the salary-compensation paid to employees and other general and administrative expenses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG.
- "Other general and administrative expenses" is made up of third-party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non-operating taxes, third-party consultants' fees, such as legal and accounting, and office consumables.
- "GP investment income" is income from proprietary investments made by us in our own Private Markets' funds, used as GP Commitments.
- "Financial income" is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds' segments and listed REITs from our real estate segment.
- "Leasing expenses" include costs from the company's sub-leasing activities.
- "Income taxes" is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit. Dividends to partners distributed by the company to its original partners before turned public in 2021 are not included in actual taxable regime.
- "Capital Subscription / (capital return)" represents the net capital commitments and capital returns from our Private Markets' closed end and listed funds.
- "Net Inflows / (outflows)" represent the net inflows and outflows from our liquid funds from our liquid strategies, IP&S and credit segments.
- "Appreciation / (depreciation)" represents the net capital appreciation/depreciation from our funds, which refers to the increase or decrease of the funds' investment's value.
- "MOIC" means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees.
- "IRR" means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

44

Funds/strategies’ descriptions ▪ Vinci Multiestratégia: The fund seeks to achieve long - term returns by investing in fixed income assets, through strategies that imply interest rates and currency risks. ▪ Vinci Atlas: The fund seeks to achieve long - term returns by investing across all strategies within fixed income, equities, curre ncy, derivatives, commodities and other investment funds with no obligation of any class concentration. ▪ Vinci Mosaico FIA: Public Equities’ long only flagship strategy. The strategy seeks to achieve long - term returns above Brazilian equities mar ket (Ibovespa) based on a fundamental analysis. ▪ Vinci Gas Dividendos : Public Equities’ dividends flagship strategy. The strategy seeks to achieve long - term returns by investing in companies with a consistent history of paying dividends in the Brazilian stock market. ▪ Vinci Total Return: The fund seeks to achieve medium and long - term returns by investing most of its capital in the Brazilian sto ck market, through bottom up and top - down strategies. ▪ Vinci Valorem: IP&S flagship commingled fund with exposure to fixed income assets, foreign exchange currency and derivatives. ▪ Equilibrio Strategy: IP&S family of pension plan funds. The strategy seeks to achieve long - term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds, respecting limitations in regulation. ▪ Vinci Selection Equities: The fund seeks to beat the Brazilian stock market index by investing in other funds that invest in Bra zilian public equities. ▪ Vinci Crédito Imobiliário I: The fund seeks to achieve long - term returns by investing in real estate mortgage - backed credit security bonds. ▪ Vinci Crédito Estruturado Multiestratégia PLUS FIC FIM: The fund seeks to achieve consistent returns by investing in private structured credit bonds. ▪ VISC11: Shopping malls listed REIT, focused on acquiring income - generating shopping malls in Brazil. ▪ VILG11: Industrial listed REIT focused on acquiring mature income - generating industrial properties in Brazil. ▪ VINO11: Listed REIT focused on acquiring mature income - generating boutique office real estate assets in Brazil. ▪ VIF11: Listed REIT that invests in other listed REITs and real estate mortgage - backed credit security bonds. ▪ VIUR11: perpetual capital listed REIT, focused on income generation to its quotaholders through the acquisition of urban comm erc ial properties in Brazil, such as street retail, grocery, healthcare, and educational focused real estate properties. 45

Rio de Janeiro 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon - 22431 - 002 São Paulo 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 14 o andar Jardim Paulistano - 01452 - 000 Recife 55 81 3204 6811 Av. República do Líbano, 251 - Sala 301 Torre A - Pina - 51110 - 160 Nova York 1 646 559 8000 780 Third Avenue, 25 th Floor - 10017